[redacted]

SECUR 13025744 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
1668
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLC
(Name – *if individual, state last, first, middle name*)

3330 W. Esplanade Ave, Ste 100 (Address) Metairie, (City) LA (State) 70072 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/13/13
DD 10/4/13
9/27/13 KW

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ray Thompson
Signature

Senior Vice President
Title

Notary Public Marc G. Dorsey
LA Bar #17943

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORSEY & COMPANY, INC.

AUDIT OF FINANCIAL STATEMENTS

June 30, 2013 and 2012

DORSEY & COMPANY, INC.

TABLE OF CONTENTS

June 30, 2013 and 2012

PAGE

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA, CFF
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
**A Professional Accounting Corporation*

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Dorsey & Company, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting policies generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not of the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The financial statements of Dorsey & Company, Inc. as of June 30, 2012, were audited by other auditors whose report dated August 27, 2012, expressed an unmodified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Kushner LaGraize, L.L.C.

Metairie, Louisiana
August 20, 2013

DORSEY & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2013 and 2012

ASSETS

	2013	2012
ASSETS		
Cash and cash equivalents	$ 203,644	$ 174,744
Deposits held by clearing broker, restricted	50,796	52,320
Accounts receivable	-	43,009
Receivable from clearing broker	270,108	185,526
Securities owned, held at clearing broker, at fair value	1,437,858	1,442,615
Accrued interest receivable	-	21,692
Income taxes receivable	-	51,602
Property and equipment, net of accumulated depreciation of $123,467 and $183,028, respectively	45,575	49,082
Other assets	35,662	32,529
TOTAL ASSETS	$ 2,043,643	$ 2,053,119

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
LIABILITIES		
Accounts payable and accrued liabilities	$ 499,931	$ 513,795
TOTAL LIABILITIES	499,931	513,795
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, authorized – 200,000 shares each Class A and Class B, issued – 100,000 shares Class A at June 30, 2013 and 2012; and 1,390 shares Class B at June 30, 2013 and 1,160 shares Class B at June 30, 2012, outstanding – 51,450 shares Class A at June 30, 2013 and 2012; and 1,390 shares Class B at June 30, 2013 and 1,160 shares Class B at June 30, 2012	101,390	101,160
Additional paid-in capital	180,613	174,113
Retained earnings	1,929,616	1,931,958
Treasury stock, at cost – 48,550 shares	(667,907)	(667,907)
TOTAL STOCKHOLDERS' EQUITY	1,543,712	1,539,324
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,043,643	$ 2,053,119

e accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.

STATEMENTS OF INCOME

For the Years Ended June 30, 2013 and 2012

	2013	2012
REVENUES		
Net dealer inventory and investment gains	$ 2,058,874	$ 2,178,957
Investment advisory fees	1,530,765	1,322,822
Commission income	438,002	412,428
Interest and dividends	96,049	138,824
Other income	454,489	335,889
TOTAL REVENUES	4,578,179	4,388,920
EXPENSES		
Employee compensation and benefits	3,265,781	3,206,187
Brokerage commissions and fees	142,439	162,837
Occupancy	103,658	105,871
Other operating and general and administrative expenses	965,703	810,144
TOTAL EXPENSES	4,477,581	4,285,039
INCOME BEFORE INCOME TAX EXPENSE	100,598	103,881
INCOME TAX EXPENSE	2,940	9,015
NET INCOME	$ 97,658	$ 94,866

-e accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2013 and 2012

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - June 30, 2011	$ 100,000	$ 650	$ 160,223	$ 1,937,092	$ (667,907)	$ 1,530,058
Net Income	-	-	-	94,866	-	94,866
Stock Issuance	-	510	13,890	-	-	14,400
Dividends to Stockholders	-	-	-	(100,000)	-	(100,000)
Balance - June 30, 2012	100,000	1,160	174,113	1,931,958	(667,907)	1,539,324
Net Income	-	-	-	97,658	-	97,658
Stock Issuance	-	230	6,500	-	-	6,730
Dividends to Stockholders	-	-	-	(100,000)	-	(100,000)
Balance - June 30, 2013	$ 100,000	$ 1,390	$ 180,613	$ 1,929,616	$ (667,907)	$ 1,543,712

DORSEY & COMPANY, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 97,658	$ 94,866
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,507	1,783
Net (increase) decrease in operating assets		
Deposits held by clearing broker, restricted	1,524	(2,118)
Accounts receivable	43,009	(43,009)
Receivable from clearing broker	(84,582)	(185,526)
Securities owned, held at clearing broker	4,757	133,660
Accrued interest and income tax receivables	73,295	11,264
Other assets	(3,133)	48,225
Net increase (decrease) in operating liabilities		
Accounts payable and accrued liabilities	(13,865)	90,789
Payable to clearing broker	-	(43,279)
NET CASH PROVIED BY OPERATING ACITIVIES	122,170	106,655
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(100,000)	(100,000)
Stock issuance	6,730	14,400
NET CASH USED IN FINANCING ACTIVITIES	(93,270)	(85,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS	28,900	21,055
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	174,744	153,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 203,644	$ 174,744
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 21,646	$ 18,427
Taxes paid during the year	-	-

ccompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
For the Years Ended June 30, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Dorsey & Company, Inc. (the Company) operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor and is registered with the Securities and Exchange Commission.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising

The Company expenses the costs of advertising as they are incurred. Advertising expense totaled $32,645 and $34,091 for the years ended June 30, 2013 and 2012, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing, LLC (First Clearing) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $50,000. At June 30, 2013 and June 30, 2012, $50,796 and $52,320, respectively, of cash and or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker.

NOTE 4 – SECURITIES

Securities owned, held at clearing broker, and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of June 30, 2013 and 2012, are summarized as follows:

	2013	2012
Securities owned, held at clearing broker:		
State and municipal bonds	$ 1,437,858	$ 1,407,484
Corporate stocks	-	35,131
	$ 1,437,858	$ 1,442,615
Securities sold, not yet purchased:		
Corporate stocks	$ -	$ -

NOTE 4 – SECURITIES - Continued

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2013.

NOTE 4 – SECURITIES – Continued

The following tables set forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2013 and 2012:

	ASSETS AT FAIR VALUE AS OF JUNE 30, 2013			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held by clearing broker:				
State and municipal bonds	$ -	$ 1,437,858	$ -	$ 1,437,858
	$ -	$ 1,437,858	$ -	$ 1,437,858

	ASSETS AT FAIR VALUE AS OF JUNE 30, 2012			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held by clearing broker:				
State and municipal bonds	$ -	$ 1,407,484	$ -	$ 1,407,484
U.S. equities	35,131	-	-	35,131
	$ 35,131	$ 1,407,484	$ -	$ 1,442,615

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30 were as follows:

	2013	2012
Furniture and fixtures	$ 51,400	$ 66,549
Telephone system	36,981	36,981
Leasehold improvements	71,669	61,669
Computer equipment	8,992	66,911
	169,042	232,110
Less accumulated depreciation	(123,467)	(183,028)
	$ 45,575	$ 49,082

Depreciation charged to operations amounted to $3,507 and $1,783 for the years ended June 30, 2013 and 2012, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2013 and 2012, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

Year Ending June 30,	Amount
2014	$ 71,700
2015	71,700
2016	71,700
2017	71,700
2018	71,700
Thereafter	244,975
	$ 603,475

Rent expense under this lease totaled $71,700 for each of the years ended June 30, 2013 and 2012.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $180,000 and $182,000 was contributed to the plan by the Company for the years ended June 30, 2013 and 2012.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $63,000 was contributed to the plan by the Company for each of the years ended June 30, 2013 and 2012.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2013, the Company had net capital of $1,371,222 which was $1,121,222 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1 at June 30, 2013.

At June 30, 2012, the Company had net capital of $1,293,815, which was $1,043,815 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1 at June 30, 2012.

NOTE 9 – GUARANTEES

The Company clears all of its securities through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As First Clearing's right to charge the Company has no maximum amount and applies to all trades executed through First Clearing, the Company believes there is no maximum amount assignable to this right. At June 30, 2013 and 2012, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should First Clearing, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. Effective January 1, 2013, noninterest-bearing accounts that formerly qualified for the Federal Deposit Insurance Corporation's (FDIC) unlimited coverage program are now subject to FDIC insurance limits of $250,000. The Company had amounts on deposit in banks at June 30, 2013 and 2012 of $291,457 and $315,081 which exceeded the federally insured limits by $41,457 and $0, respectively.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the years ended June 30, 2013 and 2012:

	2013	2012
Current	$ 2,940	$ 9,015
Deferred	-	-
	$ 2,940	$ 9,015

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received deduction.

NOTE 11 – INCOME TAXES - Continued

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2009 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of June 30, 2013 and 2012, respectively.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

During the years ended June 30, 2013 and 2012, the Company issued 230 and 510 Class B shares, respectively, with a then par value of $1 per share. As a result of the issuance of stock, Class B issued shares increased to 1,390 and 1,160, respectively.

NOTE 13 – REALTED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to related parties totaled $71,700 for each of the years ended June 30, 2013 and 2012.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2013, which is the date the financial statements were available to be issued, which corresponds with the date of the Independent Auditors' Report. No significant material subsequent events have occurred since June 30, 2013 that required recognition or disclosure in these financial statements.

DORSEY & COMPANY, INC.

SUPLEMENTAL INFORMATION
As of June 30, 2013

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Net capital		$ 1,543,712
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		(45,575)
Other assets		(35,662)
Net capital before haircuts on securities positions		1,462,475
Haircuts on securities		(91,253)
Net Capital		$ 1,371,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 558,325	
Net capital required (6 2/3% of aggregate indebtedness)	37,222	
Statutory minimum net capital requirement	250,000	
Net capital requirement (greater of computed for statutory amount)		250,000
Excess of net capital		$ 1,121,222
Excess net capital at 1000% (net capital less 120% of statutory minimum net capital required)		$ 1,071,222
Ratio: Aggregate indebtedness to net capital		.41 to 1

DORSEY & COMPANY, INC.

SUPPLEMENTARY INFORMATION

As of June 30, 2013

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION – Continued

RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,102,038	$ 2,043,643	$ (58,395)

RECONCILIATION OF TOTAL ASSETS PER FINACIAL STATEMENTS TO TOTAL ASSETS PER FOCUS REPORT

Total assets per amended FOCUS Report	$ 2,102,038
First Clearing payable reclassified to assets to offset amount due from First Clearing	(58,395)
Total assets per financial statements	$ 2,043,643

DORSEY & COMPANY, INC.

SUPPLEMENTARY INFORMATION

As of June 30, 2013

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2013, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2013, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Dorsey & Company, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Dorsey & Company, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended June 30, 2013, Dorsey & Company, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA, CFF
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
Dorsey & Company, Inc.

In planning and performing our audit of the financial statements of Dorsey & Company, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Bourgeois Bennett, LLC

Metairie, Louisiana
August 20, 2013

DORSEY & COMPANY, INC.

Independent Accountants' Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation

June 30, 2013

DORSEY & COMPANY, INC.

TABLE OF CONTENTS

June 30, 2013

PAGE

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA, CFF
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of Dorsey & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Dorsey & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the specified parties in evaluating Dorsey & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Dorsey & Company, Inc.'s management is responsible for Dorsey & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and the related SIPC forms, noting no differences.

2. Compared the amounts reported on the audited amended Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and transaction detail, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the transaction detail for adjustments, supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. Noted no overpayment applied to the current assessment.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nuskon Lobrage, LLC

Metairie, Louisiana
August 20, 2013

DORSEY & COMPANY, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
TO THE SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED JUNE 30, 2013

DESCRIPTION	SIPC AGENT	CHECK #	CHECK DATE	AMOUNT
General assessment (Form SIPC 7)				$ 9,577.60
Less: Payments				
FY 2013	None Addressed	20075	1/19/2013	(4,436.74)
FY 2013	None Addressed	20977	7/31/2013	(5,223.06)
Overpayment carried forward				$ (82.20)